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                                                            OMB APPROVAL
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                                                   OMB NUMBER:         3235-0145
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                                     STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 DRILLING, INC.
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                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
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                         (Title of Class of Securities)

                                   0001160420
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                                 (CUSIP Number)

                                  FRANK MARINO
                                4600 Campus Drive
                                    Suite 105
                         Newport Beach, California 92660

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  APRIL 1, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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(1)  Names of Reporting Person
     I.R.S. Identification Nos. of above person (entities only).

     Frank Marino
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(2)  Check the Appropriate Box if a Member        (a)  [ ]
     of a Group (see Instructions)                (b)  [X]


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(3)  SEC Use Only



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(4)  Source of Funds (See Instructions)

     PF

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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)

     N/A
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(6)  Citizenship or Place of Organization

     United States

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 Number of          (7)  Sole Voting Power
   Shares
Beneficially             1,920,263
  Owned by          ------------------------------------------------------------
    Each            (8)  Shared Voting Power
 Reporting
Person With
                    ------------------------------------------------------------
                    (9)  Sole Dispositive Power

                         1,920,263
                    ------------------------------------------------------------
                    (10) Shared Dispositive Power


--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,920,263

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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(13) Percent of Class Represented by Amount in Row (11)

     9.0%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

     IN

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                                        2

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Drilling, Inc. ("Drilling" or the "issuer"). The principal executive office of Drilling is 1981 East Murray Holladay Road, Salt Lake City, Utah 84117 - telephone (801) 272-9294.

ITEM 2. IDENTITY AND BACKGROUND.

The person filing this statement provides the following information:

     (a)  Reporting Person: Frank Marino, an individual ("Marino").

     (b) The business and mailing address of Marino is 4600 Campus Drive, Suite 105, Newport Beach, California 92660.

     (c) The Reporting Person's principal occupation is the President of Marino Capital Partners, Inc., a registered NASD broker-dealer. All notices to the Reporting Person should be sent to: Frank Marino, 4600 Campus Drive, Suite 105, Newport Beach, California 92660.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Marino is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person acquired the shares of the Issuer's Common Stock with personal funds in private transactions. While there is no present intention to acquire any additional shares, the Reporting Person may participate in private and market transactions.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction reported herein was to acquire shares in the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement at the date hereof is as follows:

================================================================================
                   AGGREGATE
                  BENEFICIALLY
                     OWNED
NAME                 NUMBER                   VOTING POWER     DISPOSITIVE POWER
================================================================================
                               PERCENT      SOLE     SHARED     SOLE     SHARED
--------------------------------------------------------------------------------
Frank Marino       1,920,263     9.0%    1,920,263           1,920,263

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        By: /s/ Frank Marino
                                            ------------------------------
                                            Frank Marino, An Individual


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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